Exhibit 99.1

July 11, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT  PANTHER  SILVER  REPORTS  SECOND QUARTER  2013  PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") today reports second quarter ("Q2") production at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

Second Quarter 2013 Operations Highlights (Compared to Second Quarter 2012)

•	Ore processed was up 28% to 67,569 tonnes;
•	Metal production increased 22% to a record 680,212 silver equivalent ounces (“Ag eq oz”), at a 60:1 silver:gold ratio;
•	Silver production rose 6% to 396,730 silver ounces (“Ag oz”);
•	Gold production increased 70% to a record 3,994 gold ounces (“Au oz”); and
•	Land Use Permit for San Ignacio was received.

“We are pleased to report both record total metal production and gold production for the second quarter”, stated Robert Archer, President and CEO.  “Both Guanajuato and Topia rebounded from low grades in the first quarter of 2013 as a result of our ongoing focus on grade control.  As we continue to concentrate on improving efficiencies at the operations, the current emphasis is on site cost reductions and maintaining strong grade control, in light of lower metal prices.  Non-essential budget items have been cut, some capital expenditures have been cut or deferred, and corporate overheads have been lowered in order to conserve cash and maintain our favorable working capital position.  Directors and senior management have participated in these cuts through voluntary salary deferrals. Overall, these cuts will result in lower administrative, exploration and corporate development expenditures in the second half”.

“Following the addition of a new Vice President, Operations and Vice President, Safety, Health & Environment in the first quarter, we welcome two new mine-site Safety Superintendents in Q2.  Our safety record has improved through the quarter, the Rayas Shaft rehabilitation is nearing completion and we are proceeding with improvements to the tailings dams at Guanajuato and Topia.  Preparations for the ramp development at San Ignacio are on track, pending the approval of the Environmental Impact Assessment.”

Despite an improvement in grades over the first quarter, we caution that operating margins will remain weak for the second quarter due primarily to the severe drop in silver and gold prices over the quarter.  In addition, the impact of improved grades will not be substantially reflected in the margins and unit costs for the quarter as most of the concentrate sales will reflect production from the prior period at lower grades.  This factor will also impact reported cash costs for the period.

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Consolidated Q2 Operations Summary	Q2 2013	Q2 2012	Change	Q2 2013	Q1 2013	Change
Ore processed (tonnes milled)	67,569	52,956	28%	67,569	69,540	(3)%
Silver equivalent ounce production 1	680,212	555,721	22%	680,212	607,501	12%
Silver ounce production	396,730	374,723	6%	396,730	369,624	7%
Gold ounce production	3,994	2,353	70%	3,994	3,144	27%
Lead production (tonnes)	243	244	0%	243	286	(15)%
Zinc production (tonnes)	411	351	17%	411	449	(8)%
Total underground development (m)	4,044	4,305	(6)%	4,044	4,123	(2)%
Underground diamond drilling (m)	6,907	6,814	1%	6,907	7,540	(8)%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

Guanajuato Mine Complex

For the second quarter, the Guanajuato operation processed 52,917 tonnes, up 29% compared to the same period in 2012, at ore grades of 159 grams/tonne (“g/t”) Ag and 2.47g/t Au.  Metal production included 236,454 Ag oz, and 3,841 Au oz, or 466,925 Ag eq oz, which represented an increase of 30% over the same period in 2012.  Plant metallurgical performance remained strong, with metal recoveries of 87.2% for silver and 91.5% for gold.

Guanajuato Q2 Operations Summary	Q2 2013	Q2 2012	Change	Q2 2013	Q1 2013	Change
Ore processed (tonnes milled)	52,917	40,964	29%	52,917	52,545	1%
Silver equivalent ounce production 1	466,925	359,063	30%	466,925	399,417	17%
Silver ounce production	236,454	226,284	4%	236,454	222,906	6%
Gold ounce production	3,841	2,213	74%	3,841	2,942	31%

Ag grade (g/t)	159	189	(16)%	159	148	8%
Au grade (g/t)	2.47	1.82	36%	2.47	1.93	28%
Ag recovery (%)	87.2%	91.1%	(4)%	87.2%	89.0%	(2)%
Au recovery (%)	91.5%	92.3%	(1)%	91.5%	90.0%	2%
Total underground development (m)	1,790	1,682	6%	1,790	1,867	(4)%
Underground diamond drilling (m)	6,426	6,223	3%	6,426	7,134	(10)%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

The lower levels of the Cata and Santa Margarita mines continued to excel in terms of production and grades.  Mining at Cata demonstrated that the hanging wall veins merge with the main Veta Madre at the 510 metre level, resulting in well mineralized ore.

Gold grades increased significantly, with the most meaningful impact coming from Santa Margarita.  Silver grades recently started to show notable improvements across all zones due to better grade control.

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Underground development at Guanajuato consisted of 1,790 metres, up 6% compared to the same period in 2012.  The development program for the quarter was focused on preparing underground access-ways, stopes for production, and defining new mineralized structures indicated by exploration drilling results.

Exploration development at Cata was focused on defining the continuity of the Veta Madre at the 525 metre level, resulting in high grade intersections and expanding the known mineralized resources.

The Santa Margarita main ramp reached the 510 metre level, from which an exploration crosscut is being developed; aiming to further define the ore structure’s potential as indicated by exploration drilling. In addition, exploratory development was completed at the 490 metre level to define the Santa Margarita vein and assist the mining activities.

Exploration drilling was carried out using four underground drill rigs, guiding the mining activities with more accurate definitions of mineralized zones.  For the quarter, diamond drilling totaled 6,426 metres, up 3% compared to the same period in 2012.  Exploration drilling at deep Cata between the 525 and 540 metre levels returned excellent results and demonstrated the potential for the continuity of silver-gold mineralization to depth.

The development of the Guanajuatito main ramp was temporarily suspended to put in place the development required to support an exploration drilling program to upgrade the mineral resources between the 245 and 390 metre levels.  This program will commence during the third quarter.  The Guanajuatito Mine was connected underground to all the other mines in the Guanajuato Mine Complex.  As a result, Guanajuatito ore production, which was previously hauled to surface via the ramp and then by truck to the Cata plant, is now being transported underground and up the Cata shaft, thereby reducing haulage costs.

The Rayas shaft is undergoing a thorough rehabilitation to improve safety and efficiency.  The rehabilitation is expected to be finalized by mid third quarter.  Once completed, this investment is expected to improve the transportation of personnel to their work places and increase operational efficiencies by reducing transportation times.

The Cata processing plant is being upgraded by installing a new filter press that will maximize the rate of filtration and deliver a dryer final concentrate.  This will reduce concentrate loss and electricity consumption.  The new filter press installation is expected to be completed by mid-third quarter.  The Guanajuato tailings dam is undergoing its 13th dyke lift to increase its storage potential and is expected to be completed within the next few weeks.

Topia Mine

For the second quarter, 14,652 tonnes were processed at Topia, up 22% compared to the same period in 2012, at grades of 376g/t Ag, 0.57g/t Au, 1.79% lead (“Pb”) and 3.05% zinc (“Zn”).  Metal production included 160,276 Ag oz, 153 Au oz, 243 Pb tonnes, and 411 Zn tonnes, or 213,287 Ag eq oz, which is 8% up over the same period in 2012.  Plant metallurgical performance was satisfactory with metal recoveries of 90.6% for silver, 57.0% for gold, 92.5% for lead, and 91.9% for zinc.

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Topia Q2 Operations Summary	Q2 2013	Q2 2012	Change	Q2 2013	Q1 2013	Change
Ore processed (tonnes milled)	14,652	11,992	22%	14,652	16,995	(14)%
Silver equivalent ounce production 1	213,287	196,658	8%	213,287	208,084	3%
Silver ounce production	160,276	148,439	8%	160,276	146,718	9%
Gold ounce production	153	140	9%	153	202	(24)%
Lead production (tonnes)	243	244	0%	243	286	(15)%
Zinc production (tonnes)	411	351	17%	411	449	(8)%

Ag grade (g/t)	376	424	(11)%	376	300	25%
Au grade (g/t)	0.57	0.56	2%	0.57	0.65	(12)%
Ag recovery (%)	90.6%	90.7%	0%	90.6%	89.0%	2%
Au recovery (%)	57.0%	64.3%	(11)%	57.0%	57.0%	0%
Total underground development (m)	2,254	2,623	(14)%	2,254	2,256	0%
Underground diamond drilling (m)	481	591	(19)%	481	406	19%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

The majority of the metal production during the quarter was obtained from the 1522 and Durangueno mines, followed closely by the Argentina and El Rosario mines, which showed increased production.  Silver grades were lower than anticipated due to the continuous narrow vein formations resulting in higher dilution.  However, a trend of increasing silver grades was noticed from month to month during the quarter due to ongoing efforts towards improving grade control.

Underground development at Topia consisted of 2,254 metres, down 14% compared to the same period in 2012.  The development program for the quarter was focused on deepening main ramps at the Argentina and La Prieta mines to access new mineralized levels indicated by exploration drilling results.  In addition, development was carried out to prepare sublevels, raises and stopes for production.  Development reached level 4 as planned at the Argentina main ramp, whereas development of the La Prieta ramp was temporarily suspended giving priority to preparatory work for production.

Taking into account constantly changing metal prices, management continues to conduct mine by mine reviews to determine the profitability of individual mines at Topia, thereby determining where to best concentrate the mining efforts and reduce costs. To date, two of the fourteen mines have been temporarily shut down, and supplemented with increased production at other more profitable mines.

Improvements are being made to the Topia processing plant by the installation of a cone crusher that will significantly increase the crushing capacity at the plant and reduce maintenance and electricity costs.  In addition, a performance improvement analysis is being undertaken in order to further optimize the mill and flotation sections of the plant.

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San Ignacio Project

The Company received approval of the Land Use permit earlier than anticipated during the second quarter and submitted a revised Environmental Impact Assessment which is expected to be approved by the end of the third quarter.

A new mine plan is being compiled for San Ignacio incorporating the latest geological resource model based on the known veins, grade ranges and elevation for commencement of mining.

An infill and extension drilling campaign is anticipated to begin in September at San Ignacio to better define the resource.  In addition, mine and earthwork contractors will be selected and the installation of the water supply for the mine will be completed by the end of the third quarter.

El Horcon

A surface drill program consisting of 24 drill holes for a total of 2,156 metres was completed during the second quarter.  The program was laid out along 650 metres of strike length on the Diamantillo vein and also tested various splays and nearby parallel structures and veins.

Assay results have been received and are being compiled and interpreted.  A wireframe and 3D model are being constructed such that the continuity of grade and vein widths can be determined.  An internal resource estimate and preliminary economic assessment will be prepared in the third quarter.

Outlook

With first half production totaling 1,287,713 silver equivalent ounces, the Company is on track to meet its guidance of 2.4 to 2.5 million silver equivalent ounces for fiscal 2013.

As precious metals prices dropped significantly in the second quarter, the Company has heightened its focus on improving and strengthening the operational efficiency of its operations.   Cash cost guidance is being reviewed and the Company will provide an update in our second quarter earnings release, expected in early August.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato. Great Panther is also in the process of developing its San Ignacio Project and has two exploration projects, El Horcon and Santa Rosa.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

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This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com, and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.